Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE
FOR IMMEDIATE RELEASE July 7, 2005	Media contact: Lark-Marie Anton 212-395-7602 lark-marie.anton@verizon.com

Verizon Statement on New York PSC Staff Comments

Regarding Transaction with MCI

NEW YORK – The New York Public Service Commission staff yesterday issued a report providing its preliminary analysis and tentative views on the proposed combination of Verizon and MCI. The following statement about the PSC staff report should be attributed to Thomas McCarroll, Verizon vice president for regulatory affairs in New York and Connecticut.

“This report from the PSC staff about its preliminary analysis of our transaction with MCI is an important additional step in completing the merger approval process in New York. We are confident that a complete analysis of the robustly competitive communications marketplace in New York will bring the PSC to the conclusion that customers across all market segments will see the benefits of the combination of Verizon and MCI. The facts show that the combination of Verizon and MCI will create a strong new competitor whose customer focus and commitment

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will allow us to better offer innovative new services, packages and products, particularly to the major businesses now served by MCI, without negative effects on competition in any aspect of the market.

“We look forward to expeditious approval of the agreement with MCI by all regulatory authorities, and we are pleased that New York is headed toward joining those states that have already approved the transaction.”

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE: VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of 212,000 in four business units: Domestic Telecom provides customers based in 28 states with wireline and other telecommunications services, including broadband. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 45.5 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 5, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 5, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

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NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.